Exhibit (a)(1)(G)

FORM OF NOTICE OF EXPIRATION OF EXCHANGE OFFER

To:	Eligible Participants

Date:	May 1, 2023

Subject:	Expiration of Exchange Offer

SCIENCE 37 HOLDINGS, INC. EXCHANGE OFFER

As of 11:59 p.m. Eastern Time on April 28, 2023, we closed Science 37 Holdings, Inc.’s Offer to Exchange Eligible Options for Restricted Stock Units (the “Exchange Offer”). If you were an eligible participant who properly elected to participate in the Exchange Offer by exchanging some or all of your eligible stock options (“Eligible Options”) and did so on or before the expiration of the Exchange Offer, you should have received an email confirming your participation in the Exchange Offer. Eligible Options properly tendered for exchange have been accepted for participation in the Exchange Offer and have been cancelled, and you no longer have any rights with respect to those Eligible Options. If you properly participated in the Exchange Offer, you have automatically been granted restricted stock units (“RSUs”) in exchange for the Eligible Options you tendered for exchange, in accordance with the terms and conditions of the Exchange Offer.

As described in the Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange and the Offering Memorandum, filed with the Securities and Exchange Commission, you will receive award agreements for the RSUs that have been granted to you in exchange for your properly tendered and cancelled Eligible Options via your E*Trade account. The RSU awards will be loaded into E*Trade in the next couple of weeks, where you will be asked to log in and accept the terms and conditions of your new RSU award.

If you have any questions, please contact myequity@science37.com.